UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

AMERICAN ELECTRIC POWER COMPANY, INC.
Columbus, Ohio 43215
            CERTIFICATE OF NOTIFICATION
(70-5943

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from October 1, 2004, through December 31, 2004, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. (“EquiServe”)], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 301,637 shares of the Company's Common Stock, at a total purchase price of $10,258,199.78. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

AMERICAN ELECTRIC POWER COMPANY, INC.

/s/ Thomas G. Berkemeyer
By:_________________________________________
Thomas G. Berkemeyer
Assistant Secretary

Dated: January 28, 2005

SCHEDULE I
To
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2004

TRANSACTIONS THIS PERIOD:
- ORIGINAL ISSUE SHARES -

PERIOD	SHARES ISSUED	PRICE PER SHARE	TOTAL PURCHASE PRICE
TOTAL O/I PURCHASE	-0-		$-0-

- OPEN MARKET PURCHASES -

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE	TOTAL PURCHASE PRICE
10/05/04	6,607	32.361	213,809.13
10/12/04	5,613	32.190	180,682.47
10/19/04	8,943	31.795	284,342.69
10/26/04	5,117	32.645	167,044.47
11/02/04	7,501	33.144	248,613.14
11/09/04	4,100	34.150	140,015.00
11/16/04	6,921	34.666	239,923.39
11/23/04	3,616	34.820	125,909.12
11/30/04	6,494	34.421	223,529.97
12/07/04	12,896	34.240	441,559.04
12/07/04	29,157	34.297	999,997.63
12/08/04	29,246	34.193	1,000,008.48
12/09/04	29,613	33.769	1,000,001.40
12/10/04	34,243	33.892	1,160,563.76
12/13/04	34,091	34.049	1,160,764.46
12/14/04	33,973	34.283	1,164,696.36
12/14/04	3,426	34.315	117,563.19
12/15/04	33,469	34.633	1,159,131.88
12/21/04	2,717	35.011	95,124.89
12/28/04	3,894	34.648	134,919.31
TOTAL O/M PURCHASE	301,637		$10,258,199.78

- TOTAL ACTIVITY THIS PERIOD -

	SHARES PURCHASED	TOTAL PURCHASE PRICE
O/I Shares	-0-	-0-
O/M Purchases	301,637	$10,258,199.78
TOTAL ACTIVITY	301,637	$10,258,199.78

CUMULATIVE SUMMARY OF TRANSACTIONS:

- ORIGINAL ISSUE SHARES -

	SHARES ISSUED	TOTAL PURCHASE PRICE

Totals from last report	47,773,594	$1,008,340,148.37
Transactions this period	-0-	-0-
Total Original Issue Shares	47,773,594	$1,008,340,148.37

- OPEN MARKET PURCHASES -

	SHARES ISSUED	TOTAL PURCHASE PRICE

Totals from last report	29,421,448	$926,143,537.64
Transactions this period	301,637	10,258,199.78
Total Open Market Shares	29,723,085	$936,401,737.42